                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                              (Amendment No. 10)*

                             Quality Systems, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   747582104
                        -------------------------------
                                (CUSIP Number)

                                                 David J. Berger, Esq.
      Andrew E. Shapiro, Manager                  Page Mailliard, Esq.
  Lawndale Capital Management, LLC         Wilson Sonsini Goodrich & Rosati
    One Sansome Street, Suite 3900                 650 Page Mill Road
      San Francisco, CA  94104                     Palo Alto, CA 94304
         (415) 288-2330                               (650) 493-9300
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    April 12, 1999
                        -------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                SCHEDULE 13D

       CUSIP No. 747582104                                                         Page 2 of 28 Pages
----------------------------------                                      --------------------------------------
1                     NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                               Lawndale Capital Management, LLC
-----------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) [X]
                                                                                                            (b)
-----------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                                        AF
-----------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)                                                        [ ]
-----------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                     California
-----------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES             7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                                                                           0
 BY REPORTING PERSON           ----------------------------------------------------------------------------------
        WITH                   8  SHARED VOTING POWER
                                                                                                         621,200
                               ----------------------------------------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                                                                                              0
                               ----------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                                                                                         621,200
-----------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                                                                         621,200
-----------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [ ]
-----------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                           9.99%
-----------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                                                                                                       OO and IA
-----------------------------------------------------------------------------------------------------------------


                                                   SCHEDULE 13D
     CUSIP No. 747582104                                                                Page 3 of 28 Pages
----------------------------                                                  -----------------------------------
1                     NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                               Andrew E. Shapiro
-----------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) [X]
                                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                                        AF
-----------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)                                                        [ ]
-----------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                            USA
-----------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES             7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                                                                           0
 BY REPORTING PERSON           ----------------------------------------------------------------------------------
         WITH                  8  SHARED VOTING POWER
                                                                                                        621,200
                               ----------------------------------------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                                                                                              0
                               ----------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                                                                                        621,200
-----------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                                                                        621,200
-----------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES                                                                                [ ]
-----------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                          9.99%
-----------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                                                                                                             IN
-----------------------------------------------------------------------------------------------------------------


                                                    SCHEDULE 13D
         CUSIP No. 747582104                                                         Page 4 of 28 Pages
-------------------------------------                                      --------------------------------------
1                     NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                                       Diamond A Partners, L.P.
-----------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) [X]
                                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                                   WC
-----------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)                                                        [ ]
-----------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                      California
-----------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES             7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                                                                           0
 BY REPORTING PERSON           ----------------------------------------------------------------------------------
        WITH                   8  SHARED VOTING POWER
                                                                                                        525,300
                               ----------------------------------------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                                                                                              0
                               ----------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                                                                                        525,300
-----------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                                                                        525,300
-----------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES                                                                                 [ ]
-----------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                           8.45%
-----------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                                                                                                             PN
-----------------------------------------------------------------------------------------------------------------

                                                    SCHEDULE 13D
          CUSIP No. 747582104                                                           Page 5 of 28 Pages
---------------------------------------                                      ------------------------------------
1                     NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                                      Diamond A Investors, L.P.
-----------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) [X]
                                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS                                                                        WC
-----------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)                                                        [ ]
-----------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                     California
-----------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES             7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                                                                           0
 BY REPORTING PERSON           ----------------------------------------------------------------------------------
        WITH                   8  SHARED VOTING POWER
                                                                                                         95,900
                               ----------------------------------------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                                                                                              0
                               ----------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                                                                                         95,900
-----------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                                                                         95,900
-----------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES                                                                               [ ]
-----------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                         1.54%
-----------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                                                                                                            PN
-----------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement relates to Common Stock of Quality Systems, Inc. ("QSII") The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

Item 2.  Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

        (a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

        (b) The business address (and principal office) of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

        (c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

        (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)  Shapiro is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     The source and amount of funds used in purchasing the Common Stock were as follows:


          Purchaser                           Source of Funds                             Amount
------------------------------  -------------------------------------------  ---------------------------------
LCM                             Funds Under Management (1)                               $4,068,070
DAP                             Working Capital                                          $3,438,846
DAI                             Working Capital                                          $  629,224

 -----------------------------
(1)  Includes funds of DAP and DAI invested in Common Stock.

Item 4.    Purpose of Transaction.

     Lawndale Capital Management ("LCM") has decided to nominate candidates for election to the Board of Directors of QSII (the "Board") at the annual meeting of QSII expected to be held in September 1999 as well as cumulate its votes to support such candidates.

     As discussed in several previous amendments to this Schedule 13D and as repeatedly conveyed to the Board, LCM believes that the Board lacks sufficient independence. LCM further believes that QSII's corporate governance practices have been inadequate and a major factor in QSII's poor shareholder performance.

     To remedy these perceived problems, LCM has attempted to work with the Board to increase the involvement of experienced independent directors and to strengthen corporate governance practices generally. In particular, on March 17, 1999 and again on March 24, 1999, LCM requested an opportunity to meet with the Board to discuss these corporate governance issues (copies of those requests are included as Exhibit F and Exhibit E, respectively, to this Amendment No. 10 to the Schedule 13D ("Amendment No. 10")). QSII, through its attorneys, rejected LCM's requests in a letter dated March 29, 1999. A copy of the letter from QSII's counsel is included as Exhibit D to this Amendment No. 10. On March 31, 1999, LCM responded in a letter to the Board again requesting a meeting. A copy of that letter is included as Exhibit C to this Amendment No. 10.

     Because of the failure of the Board to adequately address its concerns, LCM decided to turn to the shareholders of QSII to effect changes in board composition and corporate governance practices that LCM believes are critical to the long-term success of QSII. Consequently, on March 29, 1999, LCM, on behalf of Diamond A Partners, L.P., submitted a shareholder proposal for inclusion in the proxy materials of QSII for the annual meeting expected to be held in September 1999. As discussed in Amendment No. 9 to the Schedule 13D filed by LCM on March 30, 1999, the proposal provides for an increased role for independent directors on the Board. A copy of the shareholder proposal is included as Exhibit G to this Amendment No. 10.

     Sheldon Razin, the Chairman of the Board, has sought to prevent shareholder consideration of LCM's proposal. In a letter dated April 8, 1999, Mr. Razin notified LCM of QSII's intent to exclude the shareholder proposal from its proxy materials. This reaction to LCM's shareholder proposal and other initiatives demonstrates that the corporate governance problems permeating QSII cannot be remedied with just structural change. Accordingly, on April 12, 1999, Andrew Shapiro, president of LCM, sent a letter to Mr. Razin providing notice of LCM's intent to nominate candidates for election to the Board at the upcoming annual shareholders' meeting and its intent to cumulate votes in support of its
nominees.   A copy of the April 12, 1999 letter is included as Exhibit B to this
Amendment No. 10.

     LCM does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or in prior amendments to this
Schedule 13D or such as would occur upon completion of any of the actions discussed above. LCM intends to review its investment in QSII on a continuing basis and, depending on various factors including, without limitation, QSII's financial position and LCM's investment strategy, the price levels of QSII Common Stock and conditions in the securities markets and general economic and industry conditions, LCM may in the future take such actions with respect to its investment in QSII as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or change its intention with respect to any and all matters referred to in Item 4. To the extent not inconsistent with the foregoing, LCM incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

Item 5.  Interest in Securities of the Issuer.

     The beneficial ownership of the Common Stock by the persons named in Item 2 of this Schedule is as follows at the date hereof:

                                           Aggregate Beneficially
                                                   Owned                    Voting Power      Dispositive Power
                                           ----------------------      --------------------  -------------------
                  Name                     Number         Percent          Sole    Shared       Sole    Shared
-----------------------------------------  ----------------------      --------------------  -------------------
LCM                                              621,200     9.99           0  621,200      0      621,200
Shapiro                                          621,200     9.99           0  621,200      0      621,200
DAP                                              525,300     8.45           0  525,300      0      525,300

DAI                                               95,900     1.54           0   95,900      0      95,900

     The persons filing this statement effected no transactions in the Common Stock since the filing of Amendment No. 9 to the Schedule 13D on March 30, 1999.

      The percentages of outstanding shares of Common Stock used in this Schedule are calculated based upon the 6,213,666 shares of Common Stock stated by QSII to be issued and outstanding at January 29, 1999, as reflected in QSII's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains. Andrew Shapiro is the sole manager of LCM.


Item 7.  Material to be Filed as Exhibits.

        A.  Agreement Regarding Joint Filing of Statement on Schedule 13D or
            13G.

        B. Letter dated April 12, 1999 from Andrew E. Shapiro, President of Lawndale Capital Management, to Sheldon Razin, Chairman of the Board of Directors of Quality Systems, Inc., attaching "Barriers to Good Corporate Governance" published by CALPERS.

        C. Letter dated March 31, 1999 from Andrew E. Shapiro, President of Lawndale Capital Management, to Members of the Board of Quality Systems, Inc.

        D. Letter dated March 29, 1999 from Rutan & Tucker, LLP to Andrew E. Shapiro, President of Lawndale Capital Management.

        E. Letter dated March 24, 1999 from Andrew E. Shapiro, President of Lawndale Capital Management, LLC, to Sheldon Razin, Chairman of the Board of Directors of Quality Systems, Inc.

        F. Letter dated March 17, 1999 from Andrew E. Shapiro, President of Lawndale Capital Management, LLC, to the Board of Directors of Quality Systems, Inc., attaching a proposal dated December 28, 1998 from Metropolitan Adjustment Bureau, Inc. to the Board of Directors of Quality Systems, Inc.

        G. Letter dated March 29, 1999 from Diamond A Partners, L.P. to Janet Razin, Secretary of Quality Systems, Inc., attaching a shareholder proposal for inclusion in the proxy materials of QSII for the annual meeting of QSII expected to be held in September 1999.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1999.



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


     By: /s/ Andrew E. Shapiro           By:  /s/ Andrew E. Shapiro
         ---------------------                ---------------------
         Andrew E. Shapiro                    Andrew E. Shapiro
         Manager                              Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro                 /s/ Andrew E. Shapiro
     ----------------------                ---------------------
     Andrew E. Shapiro                     Andrew E. Shapiro
     Manager

                                   EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                      OF STATEMENT ON SCHEDULE 13D OR 13G

     The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:  December 22, 1997



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


     By:  /s/ Andrew E. Shapiro          By:  /s/ Andrew E. Shapiro
          ---------------------               ---------------------
          Andrew E. Shapiro                   Andrew E. Shapiro
          Manager                             Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro               /s/ Andrew E. Shapiro
     ---------------------               ---------------------
     Andrew E. Shapiro                   Andrew E. Shapiro
     Manager

                                   EXHIBIT B


Andrew E. Shapiro
President

April 12, 1999

Mr. Sheldon Razin
Chairman
Quality Systems, Inc.
17822 E. 17th Street #210
Tustin, CA 92680
(by facsimile)


Re: Quality Systems

Dear Shelly:

As you know, Lawndale has been very disappointed in the actions taken by you as chairman of the Board of Directors particularly as it relates to proper functioning of the Board. As a result, as indicated in Lawndale's filings on
Schedule 13D, Lawndale believes the QSII board has not acted in a sufficiently independent and informed manner to protect the interests of QSII's shareholders.

Recent events, including your responses to Lawndale's requests, compel us to conclude that the board as presently constituted is incapable of satisfying its duties to QSII's shareholders. This conclusion is based, in part, upon our view that too often you are willing and able to usurp activities which are in the proper province of the board as a whole. As a result the individual QSII directors, whatever their intentions or inclinations, appear to have been deprived of the necessary information and opportunity to properly exercise their fiduciary duties. This kind of interference with a director's duty "to make informed decisions and exercise effective oversight" is recognized by experts as a "barrier to good corporate governance". (See enclosed copy of "Barriers to Good Corporate Governance", a synopsis of questions raised by panel of corporate governance veterans convened by Richard Koppes representing issues that can impede good corporate governance and published by CALPERS).

Your recent summary rejection of the amendment proposed by Lawndale for inclusion in QSII's proxy only again demonstrates your unwillingness to accept basic concepts of corporate governance. Frankly, we had hoped the Board would recognize the merits of an independent board of directors, and adopt the proposal without the need of a shareholder vote. Unfortunately, your response makes clear that you are not just opposed to this proposal, but are attempting to prevent QSII's shareholders the opportunity to vote on this matter.

Thus, we have now concluded that corporate governance problems permeating QSII cannot be remedied with just structural change. Accordingly, please accept this letter as Lawndale's formal notification that it intends to nominate candidates for the QSII board. While Lawndale has not yet decided on any particular candidate(s), Lawndale now believes that the necessary changes in the governance process at QSII require the replacement of at least some of QSII's board with directors with greater corporate governance and/or industry expertise, as well as independence from QSII's chairman. Please also accept this letter as formal notification that Lawndale intends to cumulate its votes in support of the candidates it nominates for QSII's board.

Finally, please note that this letter is not meant as our formal response pursuant to SEC Rule 14a-8 to your letter of April 8, 1999. Lawndale will send that response arguing for inclusion of our shareholder proposal separately, in accordance with the time periods established under Rule 14a-8.

Sincerely,

/s/ Andrew E. Shapiro

Andrew E. Shapiro
President

Enclosure-as stated

CC:     Dr. John Bowers, Sr., Director
    Mr. William Bowers, Director
    Mr. Patrick Cline, Director
    Mr. Don Cook, Director
    Ms. Janet Razin, Director
    Mr. Gordon Setran, Director

Barriers to Good Corporate Governance


          Introduction

          Corporate Governance codes and/or blue-ribbon commission reports have been adopted on every continent but Antarctica. Scores of prescriptive statements on correct corporate governance are now extant, promulgated by entities as varied as investors (the California Public Employees' Retirement System and the Teachers Insurance and Annuity Association/College Retirement Equities Fund); corporations (General Motors); self-regulatory organizations (NYSE listing requirements); directors' groups (National Association of Corporate Directors); business groups (Business Roundtable); investor groups (Council of Institutional Investors); and religious groups (Interfaith Center on Corporate Responsibility). In general, this body of work represents a varied, useful, and valid, if sometimes contradictory, road-map towards the goal of "good" corporate governance.

          Eighteen corporate governance veterans [1], many of whom helped draft several of those prescriptive codes, gathered over the past year to discuss corporate governance. They determined that rather than seeking a synthesis of the best prescriptive codes, they would focus on issues that can impede good corporate governance. The group omitted issues that are largely agreed upon in the American context (such as independent audit committees) and focused on issues that are within the power of the corporation to change.

          What follows are a series of questions designed to elicit what barriers to effective governance exist, if any, in a corporation's governance structure and processes. Not all of the commentators agreed on the significance of each of the questions, but all agreed that each question represented an issue that many in the group thought important, and therefore ought to be addressed in a review of corporate governance.



           1.See following list for participants. The views expressed in this document are those of the individuals, and do not necessarily reflect those of their employer.

                                   01 of  05

Barriers to Good Corporate Governance


          I. ARE DIRECTORS' INTERESTS SUFFICIENTLY ALIGNED WITH AND DEDICATED TO THE LONG-TERM VALUE OF THE COMPANY?

             A. Structural Issues:

              1.Does the board include members who have conflicting interests that prevent them from effective representation of all shareholders?

              2.Does the compensation of directors encourage them to act in shareholders' interests?

                 a.Do the directors have ownership positions which positively align their interests with shareholders' interests?

                 b.Are the directors dependent on the cash compensation and perquisites from their directorship to an extent which precludes responsible action on the shareholders' behalf?

             B. Cultural Issues:

              1.Do directors overly identify themselves with management of the company?

              2.Are directors overly prone to yield to the CEO?

              3.Do the directors insufficiently recognize their accountability to shareholders?

              4.Do directors participate actively in the decision-making process?

              5.Have directors made an adequate commitment of time to every company on whose board they serve?

                                   02 of  05

Barriers to Good Corporate Governance


          II. HOW DOES THE BOARD OPERATE?

             A. Structural Issues:

              1.Are new director candidates nominated using a process that is controlled by insiders?

              2.Are incumbent directors nominated for re-election without a thoughtful consideration and evaluation of the continuing skills and perspectives that they bring to the board, and the time they have available to commit to board service?

              3.Does the director nomination process include the opportunity for effective shareholder input?

              4.Do insiders control key committees?

                 a.Does the process for establishing committee composition
                   include effective independent director input?

              5.Has the Board failed to establish and evaluate appropriate performance criteria for the board, for individual directors, and for the CEO?

                 a.Do directors who have personal or financial relationships to the CEO control the CEO evaluation process?

              6.Are directors provided with insufficient training or education
                (both on a one-time and continuing basis) regarding the business of the company and the role of directors?

              7.Are directors able to both access internal and hire independent resources, as needed to make informed decisions and exercise effective oversight?

             B. Cultural Issues:

              1.Does management provide directors with incomplete or inadequate information?

              2.Is the board excluded from major company decisions (such as strategic planning and decisions affecting the company's capital structure)?

              3.Are directors unable to express disagreement and yet continue to work as a collegial board?

              4.Does the board micro-manage (i.e., focus on daily operations instead of strategic direction)?

                                   03 of  05

Barriers to Good Corporate Governance


          III. ARE SHAREHOLDERS DISENFRANCHISED OR DISINTERESTED?

             A. Structural Issues:

              1.Have directors and managers instituted anti-takeover measures to entrench themselves?

              2.Does the existence of unequal voting rights substantially disenfranchise some shareholders?

              3.Does the lack of confidential voting discourage some
                shareholders from participation in proxy decisions?

              4.Are proxy votes tabulated in accordance with rules consistently applied by independent tabulators?

              5.Are voting results reported promptly?

             B. Cultural Issues:

              1.Is there a significant percentage of shareholders who do not vote?

              2.Are shareholders knowledgeable about the issues and do they make informed voting decisions?

              3.Are there effective communications between the Company and shareholders?

                                   04 of  05

Barriers to Good Corporate Governance

                          CONVENOR: Richard H. Koppes
               Consulting Professor of Law, Stanford Law School
                    Of Counsel, Jones, Day, Reavis & Pogue
                    Director, Apria Healthcare Group, Inc.

          Burton, James E./Chief Executive Officer
            California Public Employees' Retirement System

          Carr, Gwenn L./Vice President, Secretary & Associate General Counsel
            ITT Industries, Inc.

          Cassidy, Donald W./Director of Proxy Research
            Fidelity Management & Research Corporation/Fidelity Investments

          Clapman, Peter C./Senior Vice President and Chief Counsel, Investments
            Teachers Insurance and Annuity Association/
            College Retirement Equity Fund

          Coyle, Martin A./Executive Vice President
            TRW Inc.

          Gallagher, Terence J./Vice President, Corporate Governance
            Pfizer Inc.

          Gangl, Walter T./Senior Corporate Counsel
            Pfizer Inc.

          Gillan, Kayla J./General Counsel
            California Public Employees' Retirement System

          Holsenbeck, G. Penn/Vice President, Associate General Counsel &
            Corporate Secretary
            Philip Morris Companies Inc.

          Horan, Anthony J./Corporate Secretary
            The Chase Manhattan Corporation

          Lochner, Jr., Philip R./Consultant and Corporate Board Director
            Time Warner Inc. (Retired Senior Vice President)

          Lukomnik, Jon/Managing Director
            CDC Investment Management Corp.
            (Formerly Deputy Comptroller for Pensions/New York City)

          Norman, Stephen P./Secretary
            American Express Company

          Ryan, James P./Associate Counsel
            Capital Group Companies, Inc./Capital Research and Management
            Company

          Schacht, Kurt N./General Counsel

            State of Wisconsin Investment Board

          Selbach, Linda S./Principal/Proxy Manager, Corporate Governance &
            Proxy Services Group
            Barclays Global Investors, NA

          West, B. Kenneth/Senior Consultant for Corporate Governance
            Teachers Insurance and Annuity Association/College Retirement Equity Fund
            Corporate Board Director

                                   05 of  05

                                   EXHIBIT C

Andrew E. Shapiro
President

March 31, 1999

Board of Directors
Quality Systems, Inc.
17822 E. 17th Street #210
Tustin, CA 92680

Re: requested meeting with directors

Dear Members of the Board of Quality Systems Inc.:

I write in response to the March 29, 1999 letter to me from Quality Systems' counsel Thomas Crane. His letter reflects apparent misunderstandings. For example, Lawndale has not "demanded" that QSII hold a "special meeting of the QSII Board", nor has Lawndale sought to have the board "deliberate in the presence of Mr. Shapiro and his counsel".

Rather, as stated in our letter of March 24, 1999 "Lawndale renews its request to each and all of the directors for a meeting with Lawndale, with counsel for the directors and Lawndale present." We want to sit down face-to-face directly, personally, with QSII's individual directors and in particular the outside directors-- to discuss their views of shareholder concerns. It is assumed each director is already fully informed of the issues which I have previously stated in writing in several 13D filings and letters. Individual directors should welcome such an opportunity to meet and communicate directly with someone whose interests they are obligated to represent.

While I am glad to see that QSII's counsel is offering you advice on corporate procedure, please note our suggestion of meeting with directors with counsel was intended to refer to an attorney in a position to advise individual directors on their personal fiduciary duties according to professional codes of conduct.

I hope this letter clarifies your misunderstanding the purpose of my requested meeting. Again, Lawndale remains willing to accommodate reasonable scheduling needs of the individual directors, but believes it is imperative that this meeting occur in the next several days.

We look forward to your prompt response.

Sincerely,

/s/ Andrew E. Shapiro

Andrew E. Shapiro
President

                                   EXHIBIT D


                              Rutan & Tucker, LLP
                                ATTORNEYS AT LAW
               A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
                        611 ANTON BOULEVARD, SUITE 1400
                        COSTA MESA, CALIFORNIA 92626-1998
                       DIRECT ALL MAIL TO:  P.O. BOX 1950
                       COSTA MESA, CALIFORNIA 92628-1950
                            TELEPHONE (714) 641-5100
                            FACSIMILE (714) 546-9035
                             INTERNET www.rutan.com


                                 March 29, 1999


Via Facsimile and Federal Express

Mr. Andrew E. Shapiro
c/o David J. Berger, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA  94304

     Re:    Quality Systems, Inc.
            ---------------------

Dear Mr. Shapiro:

     We are counsel to Quality Systems, Inc. ("QSI"). We have been informed by certain members of the QSI Board of Directors that you have demanded to bring certain concerns and recommendations regarding the corporate governance of QSI before a specially convened meeting of the Board of Directors prior to April 1, 1999, and that your attorney be present at such meeting.

     While QSI is sensitive to the desires of a substantial shareholder such as yourself, we see no compelling reason that QSI's Board deliberations be conducted in the presence of you and your attorney. Instead, we believe it would be in the best interest of QSI and its shareholders that the Board be informed of your concerns in writing. Please be assured that any written statement you provide will be promptly delivered to all directors, after which the Board will meet to assess your concerns and recommendations and address them in frank and confidential discussions with the Company's counsel.

                                    Very truly yours,

                                    RUTAN & TUCKER, LLP

                                      /s/ Thomas J. Crane
                                    Thomas J. Crane

TJC:cd
cc:  Board of Directors
        of Quality Systems, Inc.

                                   EXHIBIT E

                [Letterhead of Lawndale Capital Management, LLC]

Andrew E. Shapiro
President

March 24, 1999

Mr. Sheldon Razin
Chairman
Quality Systems, Inc.
17822 E. 17th Street #210
Tustin, CA 92680
(by facsimile)


                              RE: QUALITY SYSTEMS

Dear Shelly:

I write to follow up on our conversation yesterday.

You indicated in our conversation that, in response to Lawndale's request to the QSII board for a meeting with all of the directors and counsel, "the Board" had rejected Lawndale's request. Instead, "the Board acting through you" offered a one-on-one meeting with you alone, with no other director or counsel present. While I appreciate this offer, unfortunately the offer is unacceptable and in fact illustrates one of Lawndale's primary concerns: that you personally take upon yourself the authority delegated by shareholders and the law to the board of directors.

As you know, and as indicated in Lawndale's Schedule 13d and subsequent amendments, Lawndale believes a major factor in the company's poor shareholder performance is the lack of adequate corporate governance and board procedures. In particular, it is Lawndale's view that the board of directors generally are not obtaining sufficiently independent advice, and have not been adequately informed concerning significant corporate events.

Lawndale's concerns, and the lack of adequate governance procedures, was again demonstrated by your reaction to the recent $7.50 per share merger proposal. According to press reports, you rejected this proposal immediately, and only afterwards told some--but not all--directors about the offer. You took this action individually, despite the fact that the offer was addressed to the entire board. Further, it is our understanding that the board never formally met to discuss or consider the offer, nor did it receive any expert advice concerning either the bona fides of the bidder or the value of QSII.

These facts lead us to believe that one of the major problems with the company's corporate governance procedures is that you personally make decisions that are in the proper province of the board as a whole, deliberating body. This is not meant with any disrespect to you personally, but rather is symptomatic of the larger issues facing the board. We believe that qsii's directors in this situation cannot satisfy their individual legal and fiduciary obligations unless they become more directly and actively involved in qsii's affairs, including but not limited to meeting with shareholders to discuss shareholder concerns. Therefore, a meeting with you without the other directors present does not satisfy Lawndale's concerns or, we believe, the directors' legal obligations.

It is for a similar reason that we think counsel for us and the board should be present at this meeting. We believe it is essential for a properly functioning board to have direct access to both expert advisers and the company's large shareholders. This is the best way for the directors to understand the concerns of the company's shareholders, as well as the directors' legal obligations. Again, direct access to expert advisers and shareholders also ensures that directors are able to act in an informed manner and satisfy its due care obligations.

Accordingly, Lawndale renews its request to each and all of the directors for a meeting with Lawndale, with counsel for the directors and lawndale present.
Such meetings between directors and stockholders have become common-place today, and we believe this type of meeting would be beneficial for everyone concerned.

We remain available at your convenience to attend such a meeting, but would like to have this meeting by april 1, 1999.

Thank you in advance for your prompt response.

Sincerely,

/S/ Andrew E. Shapiro

Andrew E. Shapiro
President

CC:  Dr. John Bowers, Sr., Director
     Mr. William Bowers, Director
     Mr. Patrick Cline, Director
     Mr. Don Cook, Director
     Ms. Janet Razin, Director
     Mr. Gordon Setran, Director

                                   EXHIBIT F



                [Letterhead of Lawndale Capital Management, LLC]

Andrew E. Shapiro
President


March 17, 1999


The Board of Directors
Quality Systems, Inc.
17822 E. 17th Street #210
Tustin, CA 92680

Dear Members of the Board of Quality Systems Inc.:

                              RE:  QUALITY SYSTEMS

As you know, Lawndale Capital Management, LLC ("Lawndale") currently owns approximately 9.99% of Quality Systems Inc.'s ("QSII") outstanding stock. As you are further aware from Lawndale's filings on Schedule 13D, Lawndale believes that a significant factor in the company's poor return to shareholders for at least the last three years is the lack of independence of a majority of the Company's Board of Directors. Recent events that have come to Lawndale's attention further demonstrate the negative impact that the QSII board's poor corporate governance practices are having on the interests of QSII's shareholders.

Specifically, Lawndale understands that on December 28, 1998, Mr. Shelly Razin, QSII's chairman and chief executive officer, received a written acquisition proposal addressed to QSII's board of directors. This proposal, a copy of which is attached hereto, sought an acquisition of QSII at a price of $47 million or approximately $7.50 per share. This price, which represents a premium of 107% over QSII's closing price on that date and a 94% premium over the Company's current price, was an important offer worthy of consideration.

We understand, however, that Mr. Razin summarily rejected the offer himself, claiming that he was not interested in selling "his" company. We further understand that QSII's board did not study or formally discuss the offer, that the board did not retain professional advisers to consider the offer and that all of the directors may not even have been fully informed of the proposal, despite the fact that it was addressed to the entire board. The absence of these essential and necessary deliberations raises grave concerns in our mind about whether the board is properly focused on, and acting in accordance with, their fiduciary duties to QSII's public shareholders. Equally significant, Mr. Razin's apparent willingness to reject a serious offer at a substantial premium without any formal board deliberations raises again the issue of whether QSII's board is sufficiently independent to perform its fiduciary obligations to QSII's shareholders.

We do not mean to state that we endorse this proposal, or that we believe a sale of the company at this time is appropriate. Rather, our point is that the board's apparent passivity or lack of awareness of this proposal is further evidence of its poor corporate governance practices and the potential harm these practices can cause QSII's shareholders. Specifically, in this instance it appears that those practices resulted in the company's response to a credible offer being (i) immediate rejection of the offer by the chief executive officer without any analyses, (ii) no discussion at the board level concerning the offer, (iii) no review of the offer by any independent expert adviser, and (iv) not even full disclosure of the offer to all board members. We believe that this type of process is fundamentally inconsistent with the board's due care obligations to shareholders and with Mr. Razin's duties as an officer and a director of the company.

Lawndale believes these facts raise very troubling issues for the independent directors and the Company's shareholders. In an effort to resolve these issues, and better understand the Board's position on the issues, we would like to meet with the Board. The purpose of the meeting would be to discuss the board's response to this offer and corporate governance issues more generally.

We are generally available for such a meeting, and would rearrange our schedule to suit the needs of the directors. However, we believe that there is some urgency to this situation, and would expect to have this meeting before April 1, 1999. We further would expect to have our counsel present at this meeting, and would similarly expect the company's counsel to be present. We are prepared to meet at the Company's offices, or any other mutually convenient location.

We look forward to your prompt response.


Sincerely,


/s/ Andrew E. Shapiro

Andrew E. Shapiro
President

              [Letterhead of Metropolitan Adjustment Bureau, Inc.]


December 28, 1998



THE BOARD OF DIRECTORS
QUALITY SYSTEMS INC.
17822 E. 17th Street, Suite 210
Tustin, CA  92680

Dear Members of the Board of Quality Systems Inc.:

Please allow this letter to serve as our request to pursue a friendly acquisition of Quality Systems Inc. by a subsidiary of Metropolitan Adjustment Bureau. Our firm desires to make an offer in the amount of $47,000,000.00 (Forty-Seven Million Dollars) for all outstanding shares of Quality Systems Inc. Our offer would be subject to a review of the books and records of Quality Systems Inc. by our accounting firm as well as subject to the procurement of financing necessary to consummate such transaction. We believe that financing of this proposed transaction can be secured in an expeditious manner. This offer is made through January 6, 1999 at 3:00PM.

We believe that our offer is generous in light of the current market conditions and represents a substantial premium to shareholders over current share prices. We thus seek the approval of the board to enter into a definitive purchase agreement at the earliest possible time.

Please contact the undersigned so that we may set up a convenient time to meet with respective counsel. I look forward to your response and the opportunity to work with all of you.


Sincerely,


/s/ John P. Kutasi

JOHN P. KUTASI
PRESIDENT

hd/jpk

                                   EXHIBIT G

                            Diamond A Partners, L.P.



March 29, 1999

Ms. Janet Razin
Secretary
Quality Systems, Inc.
17822 East 17th Street, #210
Tustin, CA  92780

Re:  Shareholder Proposal for Independent Board

Dear Ms. Razin:

     Please find attached a shareholder proposal for inclusion in the proxy materials of Quality Systems, Inc. (the "Company") for the annual meeting of the Company expected to be held in September 1999.

     We comply with the eligibility requirements under Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended. We have continuously held at least $2,000 in market value of the Company's securities entitled to vote on the proposal at the annual meeting for at least one year as of the date hereof, and we intend to continue ownership of at least $2,000 in market value of the Company's securities entitled to vote on the proposal at the annual meeting through the date of the annual meeting. We have filed a Schedule 13D which reflects our ownership of the required shares before the date on which the one-year eligibility period begins, and we attach a copy of the Schedule 13D and all subsequent amendments to the Schedule 13D to date that report a change in ownership level.

Sincerely,


DIAMOND A PARTNERS, L.P.


By:  LAWNDALE CAPITAL MANAGEMENT, LLC
     General Partner


By:  /s/ Andrew E. Shapiro
     Andrew E. Shapiro
     Manager

Attachments

cc:  David Berger, Esq.
     Page Mailliard, Esq.
        Wilson Sonsini Goodrich & Rosati

                                  ATTACHMENT A
                  Quality Systems, Inc.  SHAREHOLDER PROPOSAL

     WHEREAS, the board of directors should be an independent body elected by stockholders, and owes fiduciary obligations to stockholders; and

     WHEREAS, the Company's stockholders believe that an increased role for independent directors would help our Company improve its long-term financial condition, stock performance and competitiveness;

     NOW THEREFORE, BE IT RESOLVED that pursuant to Section 8 of Article V of the Bylaws of Quality System, Inc. ("QSII" or the "Company"), the Company's stockholders hereby amend Article III of the Company's Bylaws to add the following Section 16, such amendment to become effective 30 days following approval by holders of a majority of the outstanding shares of stock entitled to vote at the stockholders meeting at which this amendment is proposed:

       SECTION 16. INDEPENDENT BOARD OF DIRECTORS. At least seventy-five percent (75%) of the directors on the Board shall be Independent Directors.
  At the end of each meeting of the Board, the Independent Directors shall meet in executive session, separately from other directors, to discuss such matters as they deem appropriate. The Independent Directors shall elect the Chairman of the Board, who shall be an Independent Director. The Independent Directors as a group shall constitute the Nominating Committee of the Board, which shall have sole responsibility for recommending and nominating candidates to the Board.

       An "Independent Director" is one who, at any time during the past five years, has had (i) no familial relationship with any of QSII's executive officers or directors and (ii) no direct or indirect financial relationship with QSII or any affiliate other than as a director or shareholder of the Company, except those past relationships which are (a) fully disclosed in the Company's proxy statements, and (b) deemed insignificant and non-material by a majority of the other Independent Directors. Notwithstanding any other provision of these Bylaws, this Section 16 shall govern in the event of any inconsistency with other provisions of these Bylaws and may not be altered, amended or repealed, except by approval of the outstanding shares (as defined in Section 152 of the California General Corporation Law).

     Lawndale Capital Management, LLC is the third largest investor in QSII. As discussed in Lawndale's Schedule 13D and amendments thereto, Lawndale believes QSII's board lacks sufficient independence to take necessary actions to stop poor managerial decision-making. Lawndale further believes that QSII's corporate governance practices have been inadequate and a major factor in QSII's poor shareholder performance. Lawndale believes that a greater role for independent directors will improve QSII's corporate governance practices.

     Ultimately, Lawndale believes that shareholders can more confidently rely on the board if decisions about, for example, management changes, corporate control contests, executive compensation and major lawsuits are made by an independent board.

     Lawndale requests your support for the above resolution, which amends the Company's Bylaws to increase the role of independent directors on the board. Having a truly independent board is integral to shareholder confidence, and ultimately enhancing QSII's long-term value.

     This amendment would become effective 30 days following approval by stockholders.

                                  ATTACHMENT B
     SCHEDULE 13D AND AMENDMENTS THERETO FILED FOR DIAMOND A PARTNERS, L.P.


   [The following attachments to the March 29, 1999 letter sent by Diamond A Partners, L.P. to Janet Razin, Secretary of Quality Systems, Inc., were previously filed with the Securities and Exchange Commission ("SEC"), as indicated below, and are incorporated by reference:

 .    Schedule 13D, filed by Lawndale Capital Management, LLC ("LCM") with the SEC on December 22, 1997
 .    Amendment No. 1 to the Schedule 13D, filed by LCM with the SEC on January 28, 1998
 .    Amendment No. 2 to the Schedule 13D, filed by LCM with the SEC on June 8, 1998
 .    Amendment No. 3 to the Schedule 13D, filed by LCM with the SEC on July 29, 1998
 .    Amendment No. 4 to the Schedule 13D, filed by LCM with the SEC on August 25, 1998
 .    Amendment No. 5 to the Schedule 13D, filed by LCM with the SEC on February 2, 1999
 .    Amendment No. 6 to the Schedule 13D, filed by LCM with the SEC on March 11, 1999
 .    Amendment No. 7 to the Schedule 13D, filed by LCM with the SEC on March 22, 1999]